File No. 69-479

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM U-3A-2

Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935

To Be Filed Annually Prior to March 1

CLECO CORPORATION

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1.

Name, state of organization, location, and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

Claimant, Cleco Corporation (Cleco), is incorporated under the laws of the State of Louisiana and is located at 2030 Donahue Ferry Road, Pineville, Louisiana 71360.  Cleco is a "holding company" under the Public Utility Holding Company Act of 1935 (Act).  Cleco and Cleco Power LLC, the only public utility company subsidiary of Cleco, are predominantly intrastate in character and carry on their business substantially in Louisiana, the state of incorporation for both entities.  Cleco's business is the holding of all of the outstanding capital stock of its subsidiaries.

Claimant has the following active subsidiaries, all of which are located at 2030 Donahue Ferry Road, Pineville, Louisiana 71360 unless otherwise noted:

A.

Cleco Power LLC (Cleco Power), the successor to Cleco Utility Group Inc., is a limited liability company organized under the laws of the State of Louisiana.  It is an operating electric public utility engaged in the generation, purchase, transmission, distribution and sale of electric energy in portions of north, central, south central, and southeast Louisiana.  Cleco Power supplies retail and sale-for-resale electric service to approximately 250,000 customers.  Cleco Power also has energy marketing operations.

B.

Cleco Midstream Resources LLC (Cleco Midstream), a wholly owned subsidiary of Cleco, is organized under the laws of the State of Louisiana and serves as an intermediary holding company, with its subsidiaries engaged in energy procurement, wholesale generation project development, exempt wholesale generation, natural gas pipeline operations, generation facilities operations and maintenance, and energy marketing and trading businesses.

1.

Acadia Power Holdings LLC (Acadia Holdings), a wholly owned subsidiary of Cleco Midstream, is organized under the laws of the State of Louisiana and serves as an intermediary holding company, with its 50% owned subsidiary engaged in prospective exempt wholesale generation.

a.

Acadia Power Partners, LLC (Acadia Partners), a partially owned subsidiary of Acadia Holdings (50%), is organized under the laws of the State of Delaware and owns an electric generation and wholesale generation project that is in the construction stage.  Acadia Partners has received pre-authorization from the Federal Energy Regulatory Commission (FERC) to operate as an EWG if and when it owns and operates eligible facilities, as defined in the Act, and sells electric energy at wholesale, as defined in the Act (and described in Acadia Partners' EWG application to the FERC).  Acadia Partners is not yet engaged either in the ownership and operation of eligible facilities or in the selling of electric energy at wholesale.  Thus, Acadia Partners is not yet an EWG.  It is anticipated that Acadia Partners will complete its formation as an EWG in the summer of 2002, when construction of the eligible facilities is completed.

(i)

Acadia Partners Pipeline LLC (Acadia Pipeline), a wholly owned subsidiary of Acadia Partners, is organized under the laws of the State of Louisiana and owns an intrastate natural gas pipeline connecting Acadia Partners' natural gas-fired power plant to the intrastate natural gas transmission grid.  It is anticipated that this pipeline will become operational in the spring or summer of 2002 when construction of Acadia Partners' power plant is completed.

	2.	Cleco Business Development LLC, a wholly owned subsidiary of Cleco Midstream, is organized under the laws of the State of Louisiana and is an inactive subsidiary.

3.

Cleco Columbian LLC, a wholly owned subsidiary of Cleco Midstream, is organized under the laws of the State of Louisiana and was formed to develop a potential electric co-generation and wholesale electric marketing project that is in an early developmental stage.

4.

Cleco Energy LLC (Cleco Energy), a wholly owned subsidiary of Cleco Midstream, is organized under the laws of the State of Texas and is located at 1201 Dairy Ashford, Houston, Texas 77079.  Cleco Energy engages primarily in the wholesale marketing of natural gas, as well as natural gas production, gathering and transmission.

Each of Cleco Energy's subsidiaries is located at 1201 Dairy Ashford, Houston, Texas 77079 unless otherwise noted in the description that follows:
a.

CLE Intrastate Pipeline Company, LLC (CLE Pipeline), a wholly owned subsidiary of Cleco Energy, is incorporated under the laws of the State of Louisiana.  CLE Pipeline operates a set of intrastate natural gas transmission pipelines connecting Cleco Power and Cleco Evangeline LLC's (Cleco Evangeline - see Item 4(a)(1). below) natural gas-fired power plants to the intrastate natural gas transmission grid.

b.

DeSoto Pipeline Company, Inc., a wholly owned subsidiary of Cleco Energy, is incorporated under the laws of the State of Louisiana and engages in the ownership and operation of intrastate natural gas transmission pipelines.

c.

Four Square Production, LLC, a wholly owned subsidiary of Cleco Energy, is organized under the laws of the State of Texas and engages in the ownership and operation of oil and natural gas producing wells.

d.

Hudson SVD, LLC (Hudson SVD), a partially owned subsidiary of Cleco Energy (50%), is organized under the laws of the State of Texas and owns several natural gas gathering systems.  Hudson SVD and its subsidiary, listed below, are located at 2810 West Frank, Lufkin, Texas 75904.

(i)

Providence Partners, LLC, a majority owned subsidiary of Hudson SVD (93%), is organized under the laws of the State of Texas and engages in the development and operation of a natural gas gathering system and natural gas processing plant.

5.

Cleco Generation Services LLC (Cleco Generation), a wholly owned subsidiary of Cleco Midstream, is organized under the laws of the State of Louisiana and is a services company that provides electric power plant operations, maintenance, and engineering expertise, as well as labor support to Cleco Power and Cleco Evangeline's (see Item 4. below) power plants and potentially to other generation owners, such as utilities, EWGs, rural electric cooperatives, municipal electric systems, and manufacturing industries with plant site generation.

6.

Cleco Marketing & Trading LLC (Cleco Marketing), a wholly owned subsidiary of Cleco Midstream, is organized under the laws of the State of Louisiana and engages in the wholesale marketing of electricity and natural gas.  Cleco Marketing does not own or operate facilities for the generation, transmission, or distribution of electric energy or natural gas for sale.

7.

Perryville Energy Holdings LLC (Perryville Holdings), a wholly owned subsidiary of Cleco Midstream, is organized under the laws of the State of Louisiana and serves as an intermediary holding company.  Its subsidiary, Perryville Energy Partners, LLC (Perryville Partners - see Item 4(a)(2) below), is an EWG.

C.

Cleco Support Group LLC, a wholly owned subsidiary of Cleco, is organized under the laws of the State of Louisiana and provides joint and common administrative support services to Cleco and its affiliates in the areas of information technology; financial, cash management, accounting and auditing; human resources; corporate communications; project consulting; and other administrative services.

D.

CLE Resources, Inc. (CLE Resources), a wholly owned subsidiary of Cleco, is incorporated under the laws of the State of Delaware and is located at 1105 Market Street, Suite 1300, Wilmington, Delaware 19890.  The sole function of CLE Resources is to provide a portion of the financing for certain Cleco subsidiaries.

E.

Cleco Innovations LLC (Cleco Innovations), a wholly owned subsidiary of Cleco, is organized under the laws of the State of Louisiana and serves as an intermediary holding company, with no active subsidiaries.

	1.	Cleco ConnexUs LLC, a wholly owned subsidiary of Cleco Innovations, is organized under the laws of the State of Louisiana and currently has assumed a passive investment posture.

		2.	UTS, LLC, a wholly owned subsidiary of Cleco Innovations, is organized under the laws of the State of Louisiana and is currently inactive.
2.

A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

A.

Cleco does not own any property used for the generation, transmission, or distribution of electric energy for sale, or for the production, transmission or distribution of natural gas or manufactured gas.

B.

As of December 31, 2001, Cleco Power owned electric generating facilities with an aggregate capacity of approximately 1,367 megawatts (MW).  Cleco Power's ownership interests in generation facilities, which it uses to serve its retail customers and to make wholesale sales of electric energy, are as follows:

Generating Facility	Location	% Ownership	MW Owned
Dolet Hills	Mansfield, LA	50	325
Franklin	Franklin, LA	100	7
Rodemacher #1	Boyce, LA	100	440
Rodemacher #2	Boyce, LA	30	157
Teche	Baldwin, LA	100	438

As of December 31, 2001, Cleco Power also owned an electric transmission system (69 Kilovolts (kV) and above) of approximately 1,209 circuit miles, including 17 miles of 69 kV lines; 663 miles of 138 kV lines; 462 miles of 230 kV lines; and 67 miles of 500 kV lines, and an electric distribution system of approximately 10,920 circuit miles, including 640 circuit miles of underground distribution.  Electric substation capacity associated with the above-described electric system consisted of 176 distribution substations with a total installed transformer capacity of 1,520 Megavolts - ampere (MVa) and 58 transmission substations with a total installed transformer capacity of 8,214 MVa.  The electric generating stations and substations, transmission and distribution systems, general office building, central warehouse, regional customer service offices/centers, and call center are all located in Louisiana.

As of December 31, 2001, Cleco Power did not own any properties for the production, transmission or distribution of natural gas or manufactured gas.
3.	The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:
	(a)	Number of kWh of electric energy sold (at retail or wholesale), and Mcf of natural or manufactured gas distributed at retail.

	Electricity	Gas

Cleco	None	None
Cleco Power	8,649,510	None
State of Sale	Louisiana	None
Revenue from Sale	$632,800,750	None

(b)	Number of kWh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each company is organized.

	Electricity	Gas

Cleco	None	None
Cleco Power	None	None

(c)	Number of kWh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

	Electricity	Gas

Cleco	None	None
Cleco Power	None	None
State of Sale	None	None
Revenue from Sale	None	None

(d)	Number of kWh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

	Electricity	Gas

Cleco	None	None
Cleco Power	None	277,085
State of Purchase	None	Texas
Cost from Purchase	None	$1,058,232

4.

The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

'
(a)

Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

(1)

Cleco Evangeline, a wholly owned subsidiary of Cleco Midstream, is organized under the laws of the State of Louisiana and owns a 775 MW electric generation facility.  Commercial operation of the facility began in July 2000.  Cleco Evangeline has entered into a Capacity Sale and Tolling Agreement with Williams Energy Marketing and Trading Company (Williams), whereby, for 20 years Williams has the right to own, dispatch and market the electricity produced by the facility.  Cleco Evangeline collects a fee from Williams for operating and maintaining the facility.  Cleco Evangeline's generation facility is located in central Louisiana at 2180 St. Landry Hwy., St. Landry, Louisiana 71367.

(2)

Perryville Partners, a partially owned subsidiary of Perryville Holdings (50%), is organized under the laws of the State of Delaware and owns a 157 MW electric generation facility.  Commercial operation of the first phase of the facility commenced on July 1, 2001, at which time, Perryville Partners became an EWG.  Perryville Partners has entered into a Capacity Sale and Tolling Agreement with Mirant Corporation (Mirant Tolling Agreement), whereby, for 20 years Mirant will supply the natural gas needed to fuel the plant and will own, dispatch and market the plant's output.  Perryville Partners collects a fee from Mirant for operating and maintaining the facility.  It is anticipated that the 568 MW second phase of Perryville Partners' generation facility will be completed in the summer of 2002.  Perryville Partners generation facility is located in northeast Louisiana at 11140 North Highway 165, Sterlington, Louisiana 71280.

	(b)	Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

	(1)	Cleco Evangeline is a wholly owned subsidiary of Cleco Midstream, which is a wholly owned subsidiary of Cleco.
	(2)	Perryville Partners is a partially owned (50%) subsidiary of Perryville Holdings, which is a wholly owned subsidiary of Cleco Midstream, which is a wholly owned subsidiary of Cleco.
(c)

Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

Financing documents, providing for debt or equity financing of Cleco Evangeline and involving Cleco or its affiliates, are as follows:
(1)

Equity Contribution Agreement by Cleco in favor of Cleco Evangeline as a condition precedent to the issuance of Cleco Evangeline's Senior Secured Bonds.  Cleco is obligated to contribute or cause to be contributed to Cleco Evangeline, from time to time, for the benefit of the secured parties, an equity contribution on the date and in the amount specified in the agreement.   Pursuant to the terms of this agreement, $43,581,040 was contributed by Cleco Midstream to Cleco Evangeline guaranteed by Cleco during 2000.  In 2001 Cleco Evangeline returned $14,944,000 of the equity contribution to Cleco Midstream.  The equity contribution by Cleco Midstream to Cleco Evangeline is $26,568,000 as of December 31, 2001.

(2)

If Cleco Evangeline fails to perform certain obligations under its tolling agreement, Cleco will be required to make payments to the tolling agreement counterparty, Williams. Cleco's obligation under the Evangeline commitment is supported by a standby letter of credit and is limited to $15 million. The letter of credit for Evangeline is expected to be in force until the year 2020.

Financing documents, providing for debt or equity financing of Perryville Partners and involving Cleco or its affiliates, are as follows:

(1)

Equity Contribution Agreement by and between Perryville Partners, Mirant Corporation (Mirant), and Cleco.  This is an agreement to which Mirant and Cleco  have agreed to contribute, or cause to be contributed, equity contributions in order to finance a portion of the cost of constructing the project.  As of December 31, 2001, Cleco Midstream has contributed $3,432,000 to Perryville Partners.

(2)

If Perryville Partners fails to perform certain obligations under the tolling agreement, Cleco will be required to make payments to the tolling agreement counterparty, Mirant, limited to $13.5 million. This guaranty for is expected to be in force until 2022.

If Perryville Partners cannot pay the contractor building the plant, Cleco will be required to pay the current amount due the contractor.  Cleco's obligation under the Perryville Partners arrangement is in the form of a guaranty and is limited to $12 million.  The guaranty issued to Perryville Partners' construction contractor is expected to be in force until the contractor has completed constructing the plant and final payment is made by Perryville Partners.

Cleco has an obligation to make an $18.0 million equity subscription to Perryville Partners.  Upon completion of construction on the plant, the equity subscription is expected to be satisfied by equity contributions.  Cleco currently expects to have contributed the entire amount by July 2002.

(d)	Capitalization and earnings of the EWG or foreign utility company during the reporting period.

	Cleco Evangeline	Perryville Partners
Long-term debt	$ 208,762,000	$ 239,515,000
Equity	$ 32,846,000	$ 1,470,000
Net Income	$ 14,990,000	$ 1,470,000

(e)

Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

All of the following contracts (1 - 12) pertain to the generation facilities of Cleco Evangeline specified in item 4(a)(1) above.

(1)

Operation and Maintenance Agreement, between Cleco Evangeline and Cleco Generation, pursuant to which Cleco Generation provides operation and maintenance services to Cleco Evangeline, as operator.  Cleco Evangeline is to pay Cleco Generation for all actual costs for (i) labor, (ii) materials, consumables and repair parts, (iii) certain taxes paid by Cleco Generation under this agreement, (iv) payments to subcontractors or other service providers, (v) engineering and technical services that Cleco Evangeline requests and that are provided by Cleco Generation and (vi) additional reasonable overhead expenses fairly allocated to services provided by Cleco Generation.

(2)

Guaranty of Operation and Maintenance Agreement, between Cleco and Cleco Evangeline, pursuant to which Cleco guarantees to Cleco Evangeline, Cleco Generation's performance obligations under the Operation and Maintenance Agreement.

(3)

Gas Transportation Agreement, between Cleco Evangeline and CLE Pipeline pursuant to which CLE Pipeline is to transport Cleco Evangelines natural gas fuel requirements via CLE Pipelines lateral transmission pipelines from nearby interconnections with third party mainline transmission pipelines.  The transportation rate consists of a monthly demand charge plus a commodity charge per MMBtu of natural gas delivered.

(4)	Guaranty of Gas Transportation Agreement, between Cleco and Cleco Evangeline, pursuant to which Cleco guarantees CLE Pipeline's performance obligations under the Gas Transportation Agreement.
(5)

Interconnection Agreement, between Cleco Evangeline and Cleco Power, pursuant to which the bus bars at Cleco Evangeline's generation facilities are interconnected to Cleco Power's adjacent transmission lines.  Cleco Evangeline is obligated to construct, own, operate and maintain all the interconnection facilities and equipment on its side of the point of interconnection and Cleco Power is obligated to construct, own, operate, and maintain the interconnection facilities and equipment on its side of the point of interconnection.  Pursuant to this agreement, Cleco Evangeline has reimbursed Cleco Power its construction costs for these customer specific interconnection facilities.

(6)

Agreement for Electric Service, between Cleco Power and Cleco Evangeline, pursuant to which Cleco Power will make retail sales for a 10-year period to Cleco Evangeline pursuant to Cleco Power's Louisiana Public Service Commission (LPSC) Rate Schedule GS and its Rider Schedule for Long-Term Economic Development Service, subject to approval by the LPSC.

(7)

Agency Agreement, between Cleco Marketing and Cleco Evangeline, pursuant to which Cleco Marketing is to act as agent or broker, on behalf of Cleco Evangeline, in acquiring and delivering replacement power for Cleco Evangeline to deliver to Cleco Evangeline's customer during certain unscheduled outages of facilities.  A brokerage fee per MW hour of energy purchased by Cleco Marketing on behalf of Cleco Evangeline is charged for this service.

(8)

Master Use Agreements for Transfer of Assets, Goods, and Services, between Cleco Evangeline and each of the following entities: Cleco, Cleco Power, CLE Pipeline, CLE Resources, Cleco Energy, Cleco Marketing, Cleco Generation, Cleco Support Group, and Cleco Midstream, pursuant to which Cleco Evangeline and the counterparties agree that each will provide for the use by and benefit of the other party any assets, goods, and services that they mutually agree upon.  Depending upon the types of property transferred, the transferee pays the transferor the fair market value, fully loaded cost or list price for any assets, goods, or services.

(9)

Human Resources Master Services Agreements, between Cleco Evangeline and each of the following entities: Cleco, Cleco Power, CLE Pipeline, CLE Resources, and Cleco Energy, Cleco Marketing, Cleco Generation, Cleco Support Group, and Cleco Midstream, pursuant to which Cleco Evangeline may agree to designate certain of its employees to provide services for the counterparty and/or the counterparty may agree to designate certain of its employees to provide services for Cleco Evangeline.  The party borrowing the employees is required to pay the loaning party the aggregate labor charges attributable to the loaned employees, which includes direct payroll costs, employee salaries, and benefits, as well as a share of departmental expenses.

(10)

Consents to Assignment to Lenders, among Cleco Evangeline, the Collateral Agent, and each of Cleco, Cleco Power, CLE Pipeline, Cleco Midstream, Cleco Generation, Cleco Marketing, CLE Resources, and Cleco Energy, pursuant to which those parties consent to the collateral assignment of all the foregoing agreements by Cleco Evangeline to the Collateral Agent to secure Cleco Evangeline's financing.

(11)

Act of Assignment and Assumption of Leases and Servitudes and Sale of Movables, between Cleco Power and Cleco Evangeline, pursuant to which Cleco Power assigned to Cleco Evangeline multiple long-term leases that provide for the use of the cooling canal and lakes utilized for water discharged from the generation facilities.

(12)

Act of Lease between Cleco Power and Cleco Evangeline, pursuant to which Cleco Power leased to Cleco Evangeline certain property for use as general office space and unreserved parking space for $1,976 per month effective December 1, 2001 until December 31, 2003.

All of the following contracts (13 - 19) pertain to the generation facilities of Perryville Partners specified in item 4(a)(1) above.
(13)

Construction Management Agreement by and between Mirant, Cleco and Perryville Partners pursuant to which construction management services are to be provided to coordinate implementation of the Engineering Procurement and Construction (EPC) Contract and the Turbine Purchase Agreements.

(14)

High Voltage EPC Agreement by and between Perryville Partners and Cleco Power pursuant to which Cleco Power is engaged to design and construct electric substation related facilities.  Pursuant to this agreement, estimated costs at December 31, 2001 were $6,393,900.

(15)

Operations and Maintenance Agreement between Perryville Partners and Cleco Generation pursuant to which Cleco Generation is to provide certain services relating to the overall management of the generation facilities , including the operation, maintenance and repair of the facilities.  For its services under the agreement, Cleco Generation shall be paid an amount equal to (i) its total direct and indirect costs (such as the costs attributable to office occupancy, employee compensation incentives, fringe benefits, and depreciation) incurred in connection with the performance of the operation and maintenance services; provided, however, Perryville Partners must approve in writing the payment of any such costs that are in excess of one hundred ten percent (110%) of the operating budget; plus (ii) an amount equal to fifteen percent (15%) of the costs.

(16)

Agency Agreement for Replacement Power by and between Perryville Partners and Cleco Marketing pursuant to which Cleco Marketing shall acquire and deliver to Mirant Americas Energy Marketing (MAEM) one or more types of Energy Replacement Resources (as defined in the agreement) in order to allow Perryville Partners to meet its obligations under the Mirant Tolling Agreement.  Perryville Partners shall pay Cleco Marketing for all charges incurred for Replacement Resources (as defined in the agreement) acquired plus an arrangement fee per MWh for all Replacement Power (as defined in the agreement) and related ancillary services delivered.

(17)

Limited Guarantee by Cleco in favor of  Perryville Partners whereby Cleco guarantees Perryville Partners' portion of  the payments pursuant to the EPC Agreement.  Guaranteed obligations shall not exceed the payment of $19,400,000 minus the capital contributions made by Perryville Holdings to Perryville Partners.

(18)

Limited Liability Company Agreement of Perryville Partners by and between Perryville Holdings, Southern Energy Louisiana, now known as Mirant, and Perryville Holdings governing the organization and management of Perryville Partners.

(19)	Tax Benefit Allocation Agreement by and between Cleco Generation and Perryville Partners for the purpose of reimbursement to Perryville Partners for certain state and local tax incentives.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February 2002.

Cleco Corporation

By: /s/ R. Russell Davis
R. Russell Davis Vice President & Controller (Principal Accounting Officer)

Corporate Seal

Attest:

By: /s/ Michael P. Prudhomme
Michael P. Prudhomme Corporate Secretary

Name, titles, and address of officer to whom notices and correspondence concerning this statement should be addressed:

R. Russell Davis Vice President & Controller (Principal Accounting Officer) Cleco Corporation 2030 Donahue Ferry Road Pineville, LA 71360 Phone: (318) 484-7400 Fax: (318) 484-7540	With Copy to: Timothy S. Taylor Baker Botts L.L.P. One Shell Plaza 910 Louisiana Houston, TX 77002-4995 Phone: (713) 229-1184 Fax: (713) 229-7784

EXHIBIT A

          A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

See attached statements labeled EXHIBIT A(1 - 4).

EXHIBIT B

          An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

See attached statement labeled EXHIBIT B.